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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


      [ ] Form 10-KSB [] Form 20-F [] Form 11-K [x] Form 10-Q [] Form N-SAR

                      For the Period Ended: MARCH 31, 2003

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Javo Beverage Company, Inc.

Former name if applicable: La Jolla Fresh Squeezed Coffee Co., Inc.

Address of principal executive office:
                           1311 Specialty Drive

City, state, and zip code:
                           Vista, California  92083

                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the
[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) the accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is unable without unreasonable expense to file its Quarterly Report on Form 10-QSB for the period ending March 31, 2003 within the prescribed time period. The Registrant will file the Quarterly Report on Form 10-QSB on or before May 20, 2003, which is the 5th day following the date on which the Form 10-QSB was due.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                               Nicholas J. Yocca
                               Yocca Patch & Yocca, LLP
                               19900 MacArthur Boulevard
                               Suite 650
                               Irvine, California  92612
                               (949) 253-0800


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                    [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ] Yes     [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                    N/A

JAVO BEVERAGE COMPANY, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 15, 2003                       /s/ Richard A. Gartrell
                                            ----------------------------------
                                            By: Richard A. Gartrell
                                            Its: Chief Financial Officer